UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact May | 2021

Azul updates the market on its codeshare agreement with Latam Airlines Brazil

São Paulo, May 24, 2021 – Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served and departures, updates the market on its codeshare with Latam Airlines Brazil and possible industry consolidation.

Azul believes that consolidation is an important part of the post-pandemic industry response and the Company is in a strong position to drive that consolidation. The Company has hired advisors and is actively exploring industry consolidation opportunities in the region.

“The codeshare with Latam was a unique solution in our pandemic response. We also realized that industry consolidation would be important for the post-pandemic recovery and Azul would be a key part of any such activity. At the end of the first quarter of 2021, we hired financial advisors and are actively exploring consolidation opportunities. We believe the cancelation of the codeshare by Latam is a reaction to that process”, says John Rodgerson, Azul`s CEO. “Azul is emerging from this crisis in a leadership position in terms of liquidity, network recovery and competitive advantages. Our plans are unchanged and I am confident that we are in the best position to pursue strategic alternatives at this point in time”, adds Rodgerson.

Azul will keep the market updated of any developments.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers around 700 daily flights to more than 110 destinations. With an operating fleet of more than 160 aircraft and more than 12,000 crewmembers, the Company has a network of more than 200 non-stop routes. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian Flag Carrier ranked number one in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 24, 2021

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer